SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

        Certificate is filed by: Ohio Edison Company (“Ohio Edison” or the “Company”), a wholly owned subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

        This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of securities:

In connection with the remarketing of $47,725,000 aggregate principal amount of Ohio Air Quality
Development Authority State of Ohio Pollution Control Revenue Refunding Bonds, Series 1999-C (Ohio
Edison Company Project) (the "Authority Bonds"), the Company entered into an Insurance Agreement dated as of December 1, 2004 (the "Insurance Agreement") with XL Capital Assurance Inc. (the "Bond Insurer").
Pursuant to the Insurance Agreement, the Bond Insurer delivered to the trustee for the Authority Bonds a municipal bond insurance policy (the "Bond Insurance Policy") insuring the payment of the principal of and interest on the Authority Bonds when due.

Pursuant to the Insurance Agreement, Ohio Edison issued to the trustee for the Authority Bonds a series of its mortgage bonds (the "Mortgage Bonds") under the General Mortgage Indenture and Deed of Trust, dated as of January 1, 1998, from the Company to the 1998 Mortgage Trustee (as supplemented, the "1998
Mortgage"). The Mortgage Bonds were issued upon the basis of the issuance to the Bank of New York, as trustee under the 1998 Mortgage, of a like principal amount of the Company's first mortgage bonds (the
"First Mortgage Bonds") under the Indenture dated as of August 1, 1930 from Ohio Edison to The Bank of
New York (successor trustee to Bankers Trust Company) (as amended and supplemented, the "1930 Mortgage,"
and together with the 1998 Mortgage, the "Mortgage"). The Mortgage Bonds correspond in principal amount to the principal amount of the Authority Bonds and were issued to the trustee for the Authority Bonds to secure repayment to such trustee of amounts the Bond Insurer may pay on the Authority Bonds under the
Bond Insurance Policy. The First Mortgage Bonds and the Mortgage Bonds are referred to collectively herein as the "Bonds."
2.	Issue, renewal or guaranty: Issue.
3.	Principal amount of each security: $47,725,000
4.
Rate of interest per annum of each security:

On December 1, 2004, the Authority Bonds began accruing interest at a Dutch Auction Rate determined pursuant to certain Dutch Auction Procedures described in Appendix E to the Official Statement dated
November 18, 2004, that was distributed in connection with the remarketing of the Authority Bonds. The first auction will occur on January 11, 2005, and the first interest payment date will be January 12,
2005. Following this initial Dutch Auction Rate Period, interest on the Authority Bonds will continue to be adjusted based upon 35-day Dutch Auction Rate Periods unless converted to a different Dutch
Auction Rate Period or a different interest rate mode by the Company. The permitted interest rate modes are a Daily Rate, a Weekly Rate, a Commercial Paper Rate, a Semi-Annual Rate, an Annual Rate, a Two-Year
Rate, a Three-Year Rate, a Five-Year Rate, a Long-Term Rate or a Dutch Auction Rate.

The Bonds will accrue interest at the same rate of interest as the Authority Bonds, but such interest will be payable only to the extent interest on the Authority Bonds is paid by the Bond Insurer under the
Bond Insurance Policy.
5.	Date of issue, renewal or guaranty of each security: December 1, 2004.
6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: June 1, 2016, subject to prior redemption.
8.
Name of the person to whom each security was issued, renewed or guaranteed:

The Mortgage Bonds were issued to the trustee for the Authority Bonds. The First Mortgage Bonds were issued to the 1998 Mortgage Trustee.

9.
Collateral given with each security:

The Mortgage, which secures the Bonds and all other mortgage bonds of Ohio Edison, serves as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by Ohio Edison.
10.	Consideration given for each security: Ohio Edison issued the Bonds in consideration of the Bond Insurer's issuance of the Bond Insurance Policy.
11.
Application of proceeds of each security:

The Company received no cash proceeds for the issuance of the Bonds. The proceeds of the remarketing of the Authority Bonds were used to pay the purchase price to holders thereof on December 1, 2004.
12.
Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

(a) the provisions contained in the first sentence of Section 6(b) [ ]

(b) the provisions contained in the fourth sentence of Section 6(b) [ ]

(c) the provisions contained in any rule of the Commission other than Rule U-48 [x]
13.
If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate
(together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.
14.
If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.
15.	If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed. Rule 52.

OHIO EDISON COMPANY
By: /s/ Randy Scilla Randy Scilla Assistant Treasurer

Dated: December 10, 2004